NEWS RELEASE

Coeur to Sell Joaquin Project to Pan American Silver

All amounts are expressed in US$ unless otherwise indicated. This news release contains forward-looking information about expected future events. Readers should refer to the "Cautionary Statement" at the end of this news release.

Chicago, Illinois and Vancouver, British Columbia - January 17, 2017 - Coeur Mining, Inc. (“Coeur”) (NYSE: CDE) and Pan American Silver Corp. (“Pan American”) (NASDAQ: PAAS) (TSX: PAA) today announced a definitive agreement under which Pan American will acquire 100% of Coeur’s Joaquin project, located in the Santa Cruz province of southern Argentina.

Under the terms of the agreement, consideration payable to Coeur will include $15 million in cash and $10 million in Pan American stock. Coeur will also retain a 2.0% net smelter returns royalty (“NSR”) on the Joaquin project. The transaction is expected to close in the first quarter of 2017, subject to customary closing conditions.

“This transaction reflects our strategy to monetize non-core assets and redeploy the proceeds into higher-quality, higher-return, nearer-term growth opportunities. By retaining a 2.0% NSR, Coeur will also retain upside exposure to Joaquin. Together with the sale of the past-producing Martha Mine last year, this transaction will allow us to realize holding cost savings and represents a reduction in the Company’s overall geographic footprint,” said Mitchell J. Krebs, Coeur’s President and Chief Executive Officer.

“The Joaquin project is well-suited for our Manantial Espejo operation in Santa Cruz. The project is located approximately 145 kilometres from our mine, well within trucking distance, and our plant will have available capacity when open-pit mining is completed, which is expected to be in early 2017. We have begun work on technical studies for the Joaquin project to determine how much of the high-grade portion of Joaquin’s mineralized material can be economically treated at Manantial Espejo. Adding high-grade satellite deposits that are prevalent in the region around our Manantial Espejo mine is an effective way to extract additional value from our investment in the Province of Santa Cruz,” said Michael Steinmann, President and CEO of Pan American Silver.

About Coeur
Coeur Mining is a well-diversified, growing precious metals producer with five precious metals mines in the Americas employing approximately 2,000 people. Coeur produces from its wholly owned operations: the Palmarejo silver-gold complex in Mexico, the Rochester silver-gold mine in Nevada, the Kensington gold mine in Alaska, the Wharf gold mine in South Dakota, and the San Bartolomé silver mine in Bolivia. The Company also has a non-operating interest in the Endeavor mine in Australia. In addition, the Company has two silver-gold exploration stage projects - the La Preciosa project in Mexico and the Joaquin project in Argentina. Coeur conducts ongoing exploration activities in Alaska, Nevada, South Dakota and Mexico.

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. Pan American owns and operates seven mines located in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. The Company's mission is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company is headquartered in Vancouver, B.C. and its shares trade on NASDAQ (PAAS) and the Toronto Stock Exchange (PAA).

For more information contact:

Coeur Mining, Inc.
Courtney R. B. Lynn, Vice President, Investor Relations and Treasurer
(312) 489-5837
www.coeur.com

Pan American Silver Corp.
Siren Fisekci, Vice President, Investor Relations and Corporate Communications
(604) 806-3191
www.panamericansilver.com

Cautionary Statement

This news release contains forward-looking statements or information within the meaning of securities legislation in the United States and Canada, including expectations for the completion of the transaction between Coeur and Pan American, Coeur’s investments in near-term, high-quality organic growth opportunities, completion of the Manantial Espejo open pit, completion of technical studies and treatment of mineralized material from Joaquin at Manantial Espejo. These forward-looking statements and information reflect Coeur and Pan American's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: customary closing conditions being satisfied in a timely manner. The foregoing list of assumptions is not exhaustive. Such forward-looking statements and information also involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information. Such factors include, among others, the uncertainties and risk factors set out in filings made from time to time with the United States Securities and Exchange Commission, and the Canadian securities regulators. Actual results, developments and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements or information. Coeur and Pan American disclaim any intent or obligation to update publicly such forward-looking statements or information, whether a result of new information, future events or otherwise, except to the extent required by applicable law. Additionally, neither Coeur nor Pan American undertakes any obligation to comment on analyses, expectations or statements made by third parties in respect of the content of this news release.

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